Exhibit 99.1

Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B

c/o Ayrton Capital LLC

55 Post Rd W, 2nd Floor

Westport, Connecticut 06880

March 28, 2023

Genius Group Ltd.

8 Amoy Street, #01-01

Singapore. 049950

Ladies and Gentlemen:

Reference is made to the Securities Purchase Agreement, dated August 24, 2022 (as amended on January 27, 2023, and March 28, 2023, the “Securities Purchase Agreement”), by and between Genius Group Ltd. (the “Company”) and Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B (the “Holder”) pursuant to which the Holder acquired senior secured convertible note due February 26, 2025, in the aggregate original principal amount of $18,130,000 (as amended on January 27, 2023, and March 28, 2023, “Note”). Reference is also made to the Amendment Agreement, dated March 28, 2023, by and between the Holder and the Company with respect to the Securities Purchase Agreement and the Note (the “Amendment Agreement”). Capitalized terms used herein but not otherwise defined herein shall have the respective meanings given such terms in the Securities Purchase Agreement or Amendment Agreement, as applicable.

The purpose of this letter is to inform the Company that to the extent the Company engages in one or more a Subsequent Financings (subject always to the Company’s compliance with Section 4.13 of the Purchase Agreement) for the issuance of its Ordinary Shares or units consisting of Ordinary Shares and Convertible Securities on or prior to September 30, 2023, in which an investment bank reasonably acceptable to Holders acts as placement agent for the Company, and which in the case of each such Subsequent Financing, results in net proceeds to the Company of at least $15,000,000 from third party investors that are not Affiliates, officers, directors or employees of the Company, the placement agent or the Holder, then the Holder will exercise its right to participate in such Subsequent Financing pursuant to Section 4.13 of the Securities Purchase Agreement. Holder will participate in such Subsequent Financing in a dollar amount determined by Holder in its sole discretion, but not for less than the dollar amount equal to 15% (but, at the discretion of the Holder, up to 25%) of the “net proceeds” in excess of $4,124,900.00 in the aggregate realized by Holder from the sale of Ordinary Shares received upon conversion of the Reduced Conversion Amount on the public announcement of the pricing of the Subsequent Financing less the amount of any of Holder’s “net proceeds” invested in any prior Subsequent Financing subject to this letter agreement, if any. For purposes hereof, Holder’s “net proceeds” means the proceeds from the sale of such Ordinary Shares after deducting all brokerage commissions and other reasonable expenses of selling such Ordinary Shares and the amount of any damages that Holder incurs as a result of any Conversion Failure of the Company otherwise failing to timely deliver Ordinary Shares to the Holder in accordance with the terms of the Note or any other breach with respect to the Transaction Documents in a material respect. The amount of Holder’s “net proceeds” will be calculated by Holder and shall be conclusive.

This letter shall automatically be rescinded, without any further notice from Holder, if any Specified Default (as defined in the Amendment Agreement) or Conversion Failure occurs under the Note.

This letter is not a waiver, modification or amendment of the Transaction Documents. Nor does this letter obligate the Company to engage in a Subsequent Financing and any determination by the Company to engage in a Subsequent Financing shall be in the Company’s sole and absolute discretion.

Sincerely,

Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B

By:
Name:
Title: